Mail Stop 4561

September 19, 2006

Mark P. Dentinger
Executive Vice President, Chief Financial Officer
BEA Systems, Inc.
2315 North First Street
San Jose, California 95131
(408) 570-8000

Re: **BEA Systems, Inc. (File No. 000-22369)**
        Form 8-Ks: Filed May 17, 2006 and August 16, 2006

Dear Mr. Dentinger,

We have reviewed the above referenced filings and your response letter dated August 15, 2006 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, Filed August 16, 2006

1.   We note your explanation of the usefulness of your non-GAAP measures beginning on page 3 of your press release. Consider providing enhanced disclosure of why management believes the non-GAAP measures focus on "core continuing operations" if the non-GAAP measures do not include expenses that generally result from your operating activities. Specifically, consider providing an explanation as to why your non-GAAP measures exclude certain "fixed costs" related to your acquisitions but exclude other costs that cannot be changed by management related to acquisitions such as depreciation expense related to acquired fixed assets. In addition, your discussion of the usefulness of excluding SFAS 123R expenses from your non-GAAP measures should address why you do

not consider this expense to be directly attributable to your performance. In this regard, explain the purpose of granting stock options if not to engage, motivate, and incentivize employees to contribute to the company's performance. Further explain your statement that the SFAS 123R expense is a non-cash charge even though you maintain a Share Repurchase Program of up to an aggregate of $600 million of common stock that may be used to offset the dilutive effect of granting share-based employee compensation and would result in a cash outflow. Consider disclosing that excluding SFAS 123R expenses is useful in comparing your results to prior periods that did not include such charges, as indicated in your response letter dated August 15, 2006. Further if this is your primary purpose of excluding SFAS 123R expenses from your non-GAAP measures, it would be expected that this charge would no longer be excluded in periods in which comparative periods include similar charges. Ensure that your explanation presented with your non-GAAP measures provides a complete discussion of why the measures include the revenues but not all the costs associated with generating that revenue.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Melissa Walsh at 202-551-3224 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief